WILMER CUTLER PICKERING
    HALE AND DORR LLP
    Hale and Dorr Venture Group

SUSAN L. MAZUR BAY COLONY CORPORATE CENTER 1100 WINTER STREET WALTHAM, MA 02451 + 1 781 966 2005 + 1 781 966 2100 fax susan.mazur@wilmerhale.com

                        November 24, 2004

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	NitroMed, Inc. Amendment No. 1 to Registration Statement on Form S-1

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of NitroMed, Inc. (the "Company") is Amendment No. 1 to Registration Statement on Form S-1. The file number of the registration statement is 333-120280.

        This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                      Very truly yours,

                      /s/  SUSAN L. MAZUR
                      Susan L. Mazur

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